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                                                                  EXHIBIT (a)(8)


                  SIEBE PLC TO ACQUIRE SIMULATION SCIENCES INC.


        WINDSOR, England--(BUSINESS WIRE)--April 15, 1998--SIEBE plc and Simulation Sciences Inc. (SimSci) (Nasdaq: SMCI) announced today that Siebe has entered into a definitive agreement to acquire SimSci for US$10 per share in cash, or approximately US$147 million (88 million pounds). Net cash cost to Siebe will be US$101 million (60 million pounds) when deducting Simulation Sciences Inc.'s US$46 million in cash.

        The offer was unanimously approved by SimSci's Board of Directors and the Board of Directors of Siebe plc. Siebe expects to initiate a cash tender offer within 5 business days. The transaction is due to be completed in May 1998.

        Founded in 1967, SimSci is a leading international software provider to the petroleum, petrochemical and related process industries. The Company's process simulation software is designed to optimize productivity and management decision making in the operation of petrochemical and chemical plants and refineries. SimSci reported 1997 revenues of US$61 million (37 million pounds) with a loss before tax of US$8.7 million (5.3 million pounds) after charging in process research and development costs of US$17.5 million (10.7 million pounds) relating to companies acquired in 1997. Net assets were US$86 million (51.5 million pounds). SimSci employs about 380 people.

        Allen M. Yurko, Chief Executive Officer of Siebe plc, said: "SimSci is a recognized global leader in process optimization and simulation software and this acquisition will allow us to significantly extend our presence into the rapidly growing, US$650 million (400 million pounds) process simulation and modeling market. Furthermore, SimSci will also enhance Foxboro's engineering and services product offering by incorporating process plant design and simulation services into our portfolio."

           Dr. George W. Sarney, President and Chief Operating Officer of Siebe Control Systems, said: "Foxboro's wide range of I/A Series automation systems software offerings have generated significant market share growth in all market segments but most notably in the chemical, oil and gas segments.

        SimSci's Pro/II, Romeo and other simulation software products will complement Foxboro's advanced control and information technology software, such as Connoisseur, BOSS blend optimization and I/A Plant Asset Optimization. SimSci will therefore further strengthen Siebe's world leading software solutions for the automation of buildings, factories and the process industries."

        Charles Harris, President and Chief Executive Officer of Simulation Sciences Inc., said: "This alliance with Siebe plc allows our customers to benefit from a fully integrated range of industrial automation software products, improved distribution channels and greater levels of service."



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        Siebe plc intends to finance the acquisition of Simulation Sciences Inc.
with existing lines of credit. Siebe expects to promptly commence a tender offer at US$10 per share for all outstanding shares of Simulation Sciences Inc. The offer is subject to the condition that a majority of the shares are tendered and other customary conditions. If the tender offer is successful, it will be followed as promptly as possible by a merger in which any remaining shares of SimSci's stock will be converted into the right to receive US$10 per share in cash. Siebe was advised in the acquisition by Morgan Stanley & Co. Incorporated.

        Siebe plc is one of the United Kingdom's largest diversified engineering groups and incorporates over 200 companies worldwide, employing over 50,000 people. The Group designs and manufactures temperature and appliance controls, electronic power controls, process automation and building control systems, and engineered industrial equipment.

        The Group generated a profit before tax of 221.7 million pounds (approximately $358 million) on a turnover of 1,706.5 million pounds (approximately $2,757 million) for the six months ended September 30, 1997, up 16.4% and 16.0% respectively over the comparable period in the prior year. For the prior year ended April 5, 1997, the Group generated a profit before tax of
424.1 million pounds on a turnover of 3,005.3 million pounds.

Note:

        The purchase price and assets are translated at $1.67/pound (being the spot rate at April 13, 1998) and sales and profits being translated at $1.64/pound (being the average rate for the twelve months ended March 31, 1998).

        Siebe's ordinary shares trade on the London Stock Exchange. In the US, Siebe's American Depositary Receipts (ADRs), each representing two ordinary shares, trade over the counter under the symbol SIBEY. Additional information on Siebe is available on Siebe's home page: http://www.siebe.com

        CONTACT: Ceri Williams
        Siebe plc
        cwilliams@foxboro.com
        011-44-1753-839-288
        -or-
        James P. Prout
        Taylor Rafferty Associates
        212-889-4350
        13:35 EDT April 15, 1998


                                     -Ends-



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